UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the "Company") dated November 5, 2019, announcing the Company’s financial results for the third quarter and nine months ended September 30, 2019.
This report on Form 6-K and the exhibit hereto, other than the statements attributed to Stamatis Tsantanis, are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2019	SEANERGY MARITIME HOLDINGS CORP. (Registrant)

/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

Exhibit 99.1

Seanergy Maritime Holdings Corp. Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2019

Highlights of the Third Quarter of 2019:
◾	Net revenues: $24.0 million in Q3 2019, compared to $26.4 million in Q3 2018
◾	Net Income: $0.7 million in Q3 2019, as compared to a net loss of $5.6 million in Q3 2018
◾	EBITDA[1]: $9.8 million in Q3 2019, as compared to $3.3 million in Q3 2018
Highlights of the Nine Months ended September 30, 2019:
◾	Net revenues: $58.7 million in 9M 2019, compared to $64.5 million in 9M 2018
◾	Net Loss[1]: $14.8 million in 9M 2019, as compared to a net loss of $17.9 million in 9M 2018
◾	EBITDA: $11.9 million in 9M 2019, as compared to $9.8 million in the 9M 2018
TCE for 4Q19 at approximately $25,800 for 80% of the fleet operating days2

November 5, 2019 - Athens, Greece - Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP) announced today its financial results for the third quarter and nine months ended September 30, 2019.
For the quarter ended September 30, 2019, the Company generated net revenues of $24.0 million, representing a 9% decrease compared to the corresponding quarter of 2018. This decrease is attributed to a 21% reduction in our operating days mainly due to the dry-dockings of three vessels during the third quarter of 2019 and the sale of our two Supramax vessels in the fourth quarter of 2018. The Time Charter Equivalent (TCE)1 earned during the third quarter of 2019 was $20,1431, increased by 19% from $16,914 in the third quarter of 2018. Seanergy recorded Net Income of $0.7 million compared to a net loss of $5.6 million in the same quarter of 2018, marking a profitable quarter despite the increased down-time due to the heavy dry-docking schedule.
For the nine-month period ended September 30, 2019 net revenues amounted to $58.7 million, a 9% decrease compared to $64.5 million in the same period in 2018. The decrease is attributable to a 14% reduction in operating days due to four dry-docking surveys taking place in 2019 and the sale of the two Supramax vessels in 2018. The Time Charter Equivalent (TCE)1 earned during the first nine months of 2019 was $12,004, representing a 4% decrease from $12,497 in the same period of 2018. The average daily OPEX of the fleet for the nine-month period of 2019 was $5,032, marginally improved from $5,087 in the respective period of 2018.
Cash and cash-equivalents, including restricted cash as of September 30, 2019 stood at $15.4 million, which is an increase from $7.4 million as of December 31, 2018. Shareholders’ equity at the end of the third quarter of 2019 was $26.6 million compared to $21.3 million at the end of the fourth quarter of 2018.
Fourth Quarter 2019 TCE Guidance:
As of the date of this release, in the fourth quarter of 2019 so far, approximately 80% of our fleet operating days have been fixed at a TCE of approximately $25,8002, an increase of about 68.5% as compared to a TCE rate of $15,312 in the fourth quarter of 2018.
Spot estimates are provided using the load-to-discharge method of accounting. Load-to-discharge accounting recognizes revenues over fewer days as opposed to the discharge-to-discharge method of accounting used prior to 2018, resulting in higher rates for these days and only voyage expenses being recorded in the ballast days. Over the duration of the voyage (discharge-to-discharge) there is no difference in the total revenues and costs to be recognized. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

1 EBITDA and Time Charter Equivalent (“TCE”) rate are non-GAAP measures. Please see the reconciliation below of Net Income/ (Loss) to EBITDA and Net revenues from vessels to TCE rate, in each case the most directly comparable U.S. GAAP measure.
2 For vessels on index-linked T/Cs, the TCE assumed for the remaining operating days is equal to the FFA rate for the respective period.

Stamatis Tsantanis, the Company’s Chairman and Chief Executive Officer, stated:
“During the third quarter of 2019, Capesize market conditions improved significantly compared to the first half of the year and that was reflected in the operational performance of our fleet. Our TCE for the third quarter was $20,143, improved by 141% from the first six months of 2019. The main factors behind the recent rate improvement, were the continued recovery in Brazilian iron ore exports, combined with the reduced availability of tonnage due to the accumulation of scrubber installations projects. We expect this positive trend to continue, keeping charter rates at elevated levels. As of the date of this release, our commercial performance in the fourth quarter has resulted in a TCE of $25,800 so far on 80% of the fleet operating days.
Turning to the recent fleet developments, we are pleased to announce that three out of five scrubber installations for 2019 have been successfully completed, while the two remaining scrubber installations and concurrent dry-docking surveys are underway and will be completed by the end of the fourth quarter of 2019. In addition, two further scheduled dry-docking surveys have also been completed and by year-end we will have dry-docked 70% of our fleet, achieving a key milestone as we move into the implementation of IMO 2020.
Our dry-docking schedule to date in 2019 has limited the earning capacity of our fleet since our off hire rate increased to approximately 14% in the nine-month period ending September 30, 2019. Further, we note that three dry-docking surveys that were originally scheduled for 2020 were brought forward to the current year in order to minimize down-time and costs by performing survey activities concurrently with the scrubber installation. We expect that the completion of our dry-docking surveys and scrubber installation program within the fourth quarter of 2019 will lead to minimal disruptions to our earnings stream in 2020 and will further improve our cash generation. Most importantly, as more vessels will be delivered under index-linked charters we will be able to track the performance of the index more closely and enjoy the full upside of the Capesize market.
It is also worth noting that we have set as one of our important priorities the Company’s Environmental Social Governance (“ESG”) practices and we are continuously taking all necessary actions to ensure that our fleet is well-positioned to be at the forefront of technical developments in our industry. From a financial perspective, we expect that significant investments in cooperation with our strategic partners, that are the end-users of our vessels, will increase the commercial and market value of our fleet without any investment outlays by the Company.”
Company Fleet:
Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted (1)	Employment	Initial Charter Period
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked (1)	Sep 2019 – Jun 2022
Championship (2)	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked (3)	Nov 2018 – Nov 2023
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked (4)	Aug 2019 – May 2022
Premiership	Capesize	170,024	2010	Sungdong	4Q 2019	T/C Index Linked (5)	3 years after scrubber installation
Squireship	Capesize	170,018	2010	Sungdong	4Q 2019	T/C Index Linked (5)	3 years after scrubber installation
Fellowship	Capesize	179,701	2010	Daewoo	No	Spot
Knightship (6)	Capesize	178,978	2010	Hyundai	No	Spot
Geniuship	Capesize	170,058	2010	Sungdong	No	Spot
Gloriuship	Capesize	171,314	2004	Hyundai	No	Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	No	Spot
(1)
Chartered by a major European utility and energy company from September 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to max. 13 months. The daily charter hire is based on the Baltic Capesize Index (“BCI”). In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize Forward Freight Agreement Rate (“FFA”) for the selected period.

(2)
Sold to and leased back on a bareboat basis from a leading American commodities trader on November 7, 2018 for a five-year period. The Company has a purchase obligation at the end of the five-year period and the option to repurchase the vessel at any time throughout the bareboat charter.

(3)
Chartered by a leading American commodities trader from November 7, 2018 for a period of 5 years, with an additional period of about 24 to about 27 months at charterer’s option. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(4)
Chartered by a major European utility and energy company from August 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(5)
Both vessels are chartered by a major commodity trading company for a period of 36 to 42 months with two optional periods of 11 to 13 months each. The daily charter hires are based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period. Employment under the time charter is expected to commence within the fourth quarter of 2019.

(6)
Sold to and leased back on a bareboat basis from a major Chinese leasing institution on June 29, 2018 for an eight-year period. The Company has a purchase obligation at the end of the eight-year period and the option to repurchase the vessel at any time following the second anniversary of the delivery under the bareboat charter.

Fleet Data:
(U.S. Dollars in thousands)
	Q3 2019	Q3 2018	9M 2019	9M 2018
Ownership days (1)	920	1,012	2,730	3,003
Available days (2)	805	1,003	2,579	2,994
Operating days (3)	790	1,001	2,558	2,988
Fleet utilization (4)	85.9%	98.9%	93.7%	99.5%
TCE rate (5)	$20,143	$16,914	$12,004	$12,497
Daily Vessel Operating Expenses (6)	$5,247	$4,907	$5,032	$5,087
(1)	Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in under sale and lease back transactions.
(2)	Available days are the number of ownership days less the aggregate number of days that the vessels are off-hire due to dry-dockings, special and intermediate surveys, or lay-up days.
(3)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The following table breaks down the off hires for the third quarter and nine months ended September 30, 2019:

	3Q 2019	9M 2019
Ownership Days	920	2,730
Scrubber installation – incurred by the fleet	32	50
Scrubber installation – compensated / to be compensated* by charterer	40	40
Total Scrubber installation (a)	72	90
Scheduled maintenance (incl. BWTS) (b)	43	61
Total Scheduled Off-Hires (a + b)	115	151
Available Days	805	2,579
Other Off-hires	15	21
Operating Days	790	2,558
*Compensated off hires reflect yard days incurred in connection with the Company's scrubber installation program in cooperation with certain charterers. Respective off hire days were compensated through lump sum payments or will be compensated through fixed premiums over the respective charter hire.

(4)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.
(5)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)
	Q3 2019	Q3 2018	9M 2019	9M 2018
Net revenues from vessels	23,959	26,387	58,730	64,529
Less: Voyage expenses	8,046	9,456	28,023	27,188
Net operating revenues	15,913	16,931	30,707	37,341
Operating days	790	1,001	2,558	2,988
TCE rate	20,143	16,914	12,004	12,497

(6)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q3 2019	Q3 2018	9M 2019	9M 2018
Vessel operating expenses	4,827	4,966	13,842	15,276
Less: Pre-delivery expenses	-	-	104	-
Vessel operating expenses before pre-delivery expenses	4,827	4,966	13,738	15,276
Ownership days	920	1,012	2,730	3,003
Daily Vessel Operating Expenses	5,247	4,907	5,032	5,087

Net Income / (Loss) to EBITDA Reconciliation:
(In thousands of U.S. Dollars)
	Q3 2019	Q3 2018	9M 2019	9M 2018
Net income / (loss)	747	(5,563)	(14,796)	(17,872)
Add: Interest and finance costs, net	6,097	5,931	18,009	18,860
Add: Depreciation and amortization	2,990	2,889	8,662	8,789
Add: Taxes	(27)	-	32	(11)
EBITDA	9,807	3,257	11,907	9,766

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.
Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:
(In thousands of U.S. Dollars)
	Q3 2019	Q3 2018	9M 2019	9M 2018
Interest and finance costs, net	(6,097)	(5,931)	(18,009)	(18,860)
Add: Amortization of deferred finance charges	270	154	874	728
Add: Amortization of convertible note beneficial conversion feature	907	1,251	2,693	3,335
Add: Amortization of other deferred charges	1,457	-	2,452	-
Add: Cash interest waived - related party	-	-	1,164	-
Cash interest and finance costs	(3,463)	(4,526)	(10,826)	(14,797)

Third Quarter and Recent Developments:
Update on Number of Shares Issued and Outstanding
As of November 4, 2019, the Company had 26,895,999 shares of common stock, par value $0.0001 per share, issued and outstanding. The Company also has 61,100 Class C warrants issued and outstanding. The Company expects that the remaining Class C warrants will be exercised by the expiration date of November 13, 2019. Assuming full exercise of the remaining Class C warrants and based on our current share price, Seanergy’s total shares outstanding will be 27,063,413.

Scrubbers Installations
Following the Company’s previous update, three out of the five vessels that were scheduled to be fitted with scrubbers within 2019 have completed the installations as of the date of this press release and have commenced employment under their long-term time charters. Specifically, the dry-docking surveys and scrubber installations of the M/V Lordship, the M/V Partnership and the M/V Championship were completed in August, September and October, respectively.
The remaining two vessels to be fitted with scrubbers (i.e. the M/V Premiership and M/V Squireship) are expected to complete their respective installations within the fourth quarter of 2019 and are expected to be delivered to their charterers under their respective time charter parties.

Annual General Meeting of Shareholders
The Annual Meeting of Shareholders for 2019 was held on October 17, 2019. The following proposals were approved and adopted:
a)	the election of Mr. Stamatios Tsantanis and Mr. Elias Culucundis, as Class A Directors to serve until the 2022 Annual Meeting of Shareholders;
b)	the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2019; and
c)
the approval of a reverse stock split of the Company’s issued and outstanding common stock at a ratio of not less than 1‑for‑2 and not more than 1‑for‑20, with the exact ratio to be determined at the discretion of the Company's board of directors.

The Company has no immediate plan to enact a reverse stock split. A reverse stock split will be considered by the Company’s board of directors if deemed necessary in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	September 30, 2019	December 31, 2018*
ASSETS
Cash and restricted cash	15,398	7,444
Vessels, net	235,093	243,214
Other assets	28,215	16,904
TOTAL ASSETS	278,706	267,562

LIABILITIES AND STOCKHOLDERS’ EQUITY
Bank debt and other financial liabilities	187,061	195,221
Convertible notes	12,798	11,124
Due to related parties	23,585	19,349
Other liabilities	28,665	20,565
Stockholders’ equity	26,597	21,303
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	278,706	267,562

* Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenues:
Vessel revenue, net	23,959	26,387	58,730	64,529
Expenses:
Voyage expenses	(8,046)	(9,456)	(28,023)	(27,188)
Vessel operating expenses	(4,827)	(4,966)	(13,842)	(15,276)
Management fees	(248)	(264)	(742)	(792)
General and administrative expenses	(1,017)	(1,544)	(4,191)	(4,547)
Depreciation and amortization	(2,990)	(2,889)	(8,662)	(8,789)
Impairment loss	-	(6,878)	-	(6,878)
Operating income	6,831	390	3,270	1,059
Other expenses:
Interest and finance costs, net	(6,097)	(5,931)	(18,009)	(18,860)
Other, net	13	(22)	(57)	(71)
Total other expenses, net:	(6,084)	(5,953)	(18,066)	(18,931)
Net income / (loss)	747	(5,563)	(14,796)	(17,872)

Net income / (loss) per common share, basic and diluted	0.03	(2.25)	(1.29)	(7.25)
Weighted average number of common shares outstanding, basic and diluted	24,427,753	2,468,108	11,469,904	2,464,928

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of about 10.6 years.
The Company is incorporated in the Republic of the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.
Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com